October 25, 2010
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. H. Roger Schwall
Assistant Director

Re:	Weatherford International Ltd. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010, as amended April 30, 2010 File No. 1-34258
Dear Mr. Schwall:
     Set forth below are responses of Weatherford International Ltd. to the comments in the SEC Staff’s letter dated October 8, 2010.
General
SEC Staff Comment
1.	We note your response to comment 1 from our letter dated May 28, 2010. We also note your disclosure in your quarterly report on Form 10-Q for the quarter ended June 30, 2010 regarding the lawsuits stemming from the explosion of the Deepwater Horizon rig in April 2010, and your disclosure regarding your contracts with the operator. In addition, we note the reference to the Weatherford float collar in the BP investigation report published on September 8, 2010 regarding the Macondo well incident. Please explain to us the following:
•	Describe in sufficient detail any obligations or other potential liability that you may have (for example, but not limited to, environmental liability, liability for personal injuries and deaths, loss of revenue, business interruption, etc.). Clarify the extent to which specific environmental regulations (e.g. the U.S. Oil Pollution Act of 1990, etc.) may apply to you with regard to this incident, and what the regulations may require of you. Include a discussion with regard to any relevant contracts, including, without limitation, with respect to provisions related to indemnification and warranties. For example, please describe the provisions of the contracts that provide the basis for your statement at page 18 of your quarterly report on Form 10-Q for the quarter ended June 30, 2010 that you believe you should be fully indemnified for claims made in currently pending lawsuits.

•	We note your disclosure at page 40 of your quarterly report on Form 10-Q for the quarter ended June 30, 2010 regarding your insurance coverage, and your statements that your

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission

insurance policies are subject to exclusions, limitations, and other conditions and may not apply in all cases. With a view toward disclosure, please tell us how you expect your insurance coverage to apply to any claims related to the Macondo well incident, including, without limitation, claims related to personal injury or death, and claims related to environmental damage.

•	Specifically describe the equipment that was provided and the services that were performed by you, or on your behalf, to the Deepwater Horizon in connection with the drilling of the Macondo well. In this regard, we note that, in the second full paragraph at page 40 of your quarterly report on Form 10-Q for the quarter ended June 30, 2010, you state that you provided products and services on the Deepwater Horizon in the Gulf of Mexico.

•	Clarify the expected impact of this incident to your company’s operations, including loss of revenues and costs expected to be incurred.

Please provide us with a copy of your related contracts with the operator.
Response
     Weatherford provided the following services and products to BP on the Macondo well: (1) connected and tightened four intermediate casing strings and one tapered production string (“long string”); (2) furnished a liner hanger on one casing string; (3) furnished centralizers, most of which were not used in the well, and (4) provided float equipment on the long string. The float equipment consisted of a reamer shoe, a float collar and wiper plugs. The float collar is designed to control backflow or ingress of the cement through the shoe track while the cement hardens. At the time of the explosion, Weatherford had two employees on the Deepwater Horizon; they sustained minor injuries.
     Weatherford has been named, along with BP and other defendants, in 35 complaints involving pollution damage claims and in 9 suits where plaintiffs allege wrongful death and other personal injuries. The pollution damage complaints generally refer to the Oil Pollution Act of 1990 (“OPA”) and allege, among other things, negligence and gross negligence by Weatherford and other defendants. They allege that Weatherford and the other defendants are responsible for property damage, trespass, nuisance and economic loss as a result of environmental pollution and generally seek awards of unspecified economic, compensatory, and punitive damages, as well as injunctive relief. Additional lawsuits may be filed in the future relating to the Macondo incident
     Weatherford was not designated as a “Responsible Party,” as that term is defined by OPA. Therefore, Weatherford was not charged with responsibility for cleaning up the oil or handling any claims. The Responsible Party may make a claim for contribution against any other party it alleges contributed to the oil spill. Since Weatherford has not been named a Responsible Party, we intend to seek to be dismissed from any and all OPA-related claims and to seek indemnity from any and all liability under OPA.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission

     In the master service contract between BP and Weatherford, under which Weatherford provided products and services to BP related to the Macondo well, BP agreed to “save, indemnify, release, defend and hold harmless [Weatherford, its subcontractors and their affiliates, directors, officers and employees] from and against any claim of whatsoever nature arising from pollution and/or contamination including without limitation such pollution or contamination from the reservoir”. BP further agreed to “save, indemnify, release, defend and hold harmless [Weatherford, its subcontractors and their affiliates, directors, officers and employees] from and against any claims, losses, damages, costs (including legal costs) expenses and liabilities resulting from...blowout, fire, explosion, cratering or any uncontrolled well condition (including the costs to control a wild well and the removal of debris)”. These indemnity provisions include direct claims asserted against Weatherford by third parties and any claim by BP for contribution under OPA. These indemnities apply regardless of the cause of the condition giving rise to the claim. The indemnities exclude claims for injury to Weatherford’s employees and subcontractors. However, as injuries to our two employees were minor, we do not anticipate any significant liabilities with respect to our employees.
     We believe that the indemnification obligations of BP are valid and enforceable. However, BP may seek to avoid its indemnification obligations. Should a court determine that the wrongful death and personal injury indemnity provisions are unenforceable, Weatherford might be liable for injuries to, or the death of, BP personnel and personnel of third party contractors if a case is adversely determined.
     The cause of the Macondo incident remains under investigation and has yet to be determined. BP’s internal investigation report published on September 8, 2010 stated that, based on available evidence, hydrocarbons likely entered the casing bypassing the cement barrier in the casing and then flowing through the float equipment rather than flowing up the outside of the string. However, the report acknowledged that testing conducted by BP subsequent to the incident did not reveal any “probable failure mode” of the float equipment.
     If BP were to avoid its indemnities regarding personal injury and a case is adversely determined against Weatherford with respect to the Macondo incident, Weatherford believes its exposure to personal injury/death claims is within the limits of its insurance coverage. Weatherford has a self-insured retention of $2 million. Above that amount, Weatherford has aggregate liability insurance coverage with limits of $303 million. All relevant insurers have been put on notice. No insurer has denied coverage nor issued a reservation of rights letter. Weatherford has met individually with its insurers to discuss this matter. Weatherford believes all claims for personal injury made against Weatherford, even if they are not covered by indemnity from BP, are covered under its various liability insurance policies, up to the $303 million in limits.
     Weatherford is cooperating fully with the investigations of the accident initiated by various agencies of the U.S. Government and, to the extent requested, has responded to several subpoenas, information and document requests, and requests for testimony of employees.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission

     We do not expect that the business impact of this incident to our operations, including loss of revenues and costs expected to be incurred, is material to Weatherford.
     The relevant indemnity obligations of BP are included in our response above. Our contract with BP was entered into in the ordinary course of business, and accordingly is not a material contract required to be filed within the meaning of Item 601(b)(10) of Regulation S-K. This contract also includes certain obligations of confidentiality on Weatherford. In light of our response above, we respectfully request the Staff to reconsider its request that we provide a copy of the contract.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009, filed April 30, 2009
Compensation Discussion and Analysis, page 13
2009 Executive Compensation Components, page 17
Long-Term Incentive Compensation, page 19
SEC Staff Comment
2.	We note your response to comment 1 from our letter dated June 23, 2010. If material to the determination of the long-term incentive compensation granted to your named executive officers in 2009, please expand your disclosure to describe for each named executive officer the compensation committee’s determination with respect to individual performance and anticipated future contributions.
Response
     In determining long-term incentive compensation, the committee considered the position of the officer and the scope of his responsibilities and the long-term incentive compensation of similarly situated executives in our peer group and focused peer group, as described in the proxy statement. Individual performance and anticipated future contributions were not material to the committee’s determination.
     We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope these responses are satisfactory. If you have further comments or questions, please do not hesitate to contact me with any questions about these matters.

Sincerely,
/s/ Joseph C. Henry
Joseph C. Henry, Vice President & Co-General Counsel

cc: Andrew P. Becnel